UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Danaher Corporation & Subsidiaries Savings Plan

As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 16, 2009

Danaher Corporation & Subsidiaries Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$1,131,751,420	$1,577,127,947
Participant loans	27,190,974	24,126,558

Total investments	1,158,942,394	1,601,254,505

Receivables:
Participant contributions	784,765	1,623,947
Employer contributions	3,316,584	3,389,568

Total receivables	4,101,349	5,013,515

Total assets	1,163,043,743	1,606,268,020

Liabilities
Administrative expenses payable	6,827	38,214

Net assets available for benefits at fair value	1,163,036,916	1,606,229,806
Adjustment from fair value to contract value for fully benefit-responsive investment contract	8,127,383	1,411,524

Net assets available for benefits	$1,171,164,299	$1,607,641,330

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Contributions:
Participant	$85,067,791
Rollovers	7,299,016
Employer	60,862,923

Total contributions	153,229,730

Interest and dividend income	53,039,991

Total additions	206,269,721

Deductions
Benefit payments	128,391,015
Administrative expenses	505,544
Net realized and unrealized depreciation in fair value of investments	516,741,326

Total deductions	645,637,885

Net decrease prior to plan transfers	439,368,164

Net transfers into plan	2,891,133

Decrease in assets available for benefits	436,477,031

Net assets available for benefits:
Beginning of year	1,607,641,330

End of year	$1,171,164,299

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of the Plan

The Danaher Corporation & Subsidiaries Savings Plan (the Plan) was established for certain employees, effective November 30, 2002. Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On January 2, 2008, the Comark Instruments, Inc. Savings and Profit Sharing Plan and the Vision BioSystems, Inc. 401(k) Plan merged into the Plan.

On April 30, 2007, the Inova Corporation 401(k) Profit Sharing Plan & Trust merged into the Plan. On October 12, 2007, the Datapaq 401(k) Plan merged into the Plan. On December 31, 2007, the Chemtreat, Inc. 401(k) Profit Sharing Retirement Plan merged into the Plan.

These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums). Employees are eligible for Company contributions upon completion of one year of service. For the year ended December 31, 2008, the Company’s matching contribution was equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution was 3% of compensation. The Plan also has provisions for an employer discretionary contribution that equals a percentage of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year. For the Plan year ended December 31, 2008, the discretionary contribution percentage was set at 2%. This contribution is calculated and deposited into eligible employee accounts subsequent to the Plan year-end.

Effective January 1, 2009, the Company’s matching and unilateral contributions began to be determined at the discretion of the Plan Administrator. The matching contribution can range from 0% to 50% of the first 6% of compensation contributed by the employee, and the unilateral can range from 0% to 3% of compensation.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70  1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching, unilateral and discretionary contributions; an allocation of Plan earnings or losses; and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $1,198,734 and $2,315,834, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Participant loans are valued at their unpaid balances, which approximate fair value. See Note 5 for discussion of fair value measurements.

As described in FASB Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio II (Fidelity MIP II), which consists primarily of fully benefit-responsive investment contracts. As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. The fair value of the Plan’s interest is based on information reported by Fidelity at year-end. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2008	2007
Danaher Stock Fund	$185,877,329	$259,628,055
Fidelity Diversified International Fund	62,197,609	124,567,226
Fidelity Equity Income Fund	62,642,051	114,540,668
Fidelity Magellan Fund	97,938,293	202,882,140
Fidelity MIP II Fund (at contract value)	208,406,068	187,352,695
Fidelity Retirement Money Market Fund	123,605,646	106,114,937
Pimco Total Return Institutional	88,730,515	*

*Less than 5% in period presented.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in fair value by $516,741,326 as follows:

Year Ended December 31, 2008
Danaher Stock Fund	$(97,498,888)
American Beacon Small Cap Value Fund Institutional Class	(9,397,491)
American Funds Growth Fund of America Class R4	(19,705,707)
Fidelity Diversified International Fund	(55,466,964)
Fidelity Equity Income Fund	(50,397,362)
Fidelity Freedom Income Fund	(1,114,373)
Fidelity Freedom 2010 Fund	(12,602,669)
Fidelity Freedom 2020 Fund	(23,939,462)
Fidelity Freedom 2030 Fund	(15,909,710)
Fidelity Freedom 2040 Fund	(7,192,222)
Fidelity Low-Priced Stock Fund	(33,480,233)
Fidelity Magellan Fund	(105,853,896)
Franklin Small Mid-Cap Growth Fund Advisor Class	(20,561,158)
Legg Mason Value Trust Fund Institutional Class	(5,100,108)
PIMCO Total Return Fund Institutional Class	(4,764,044)
Spartan U.S. Equity Index Fund Investor Class	(19,540,373)
Templeton World Fund Class A	(29,524,737)
Other mutual funds	(4,691,929)

$(516,741,326)

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2007 and 2008.

Money market funds: Valued at quoted prices in an active market, which represent the net asset value (NAV) of shares held by the plan at year-end.

Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the plan at year-end.

Danaher Stock Fund: Valued based on the NAV of shares held by the plan at year-end, which is determined based on the quoted market price of the Company’s common stock and the cost of short-term money market investments which approximates fair value.

Common/collective trusts: Comprised of fully benefit-responsive investment contracts (see Note 2). The NAV of units held by the plan at year-end approximates fair value. Although the common/collective trusts are not available in an active market, the fair value is approximated since the underlying investments are traded in an active market.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Money market trust	$123,605,646			$123,605,646
Mutual funds	621,989,760			621,989,760
Danaher Stock Fund	185,877,329			185,877,329
Common/collective trust		$200,278,685		200,278,685
Participant loans			$27,190,974	27,190,974

Total investments at fair value	$931,472,735	$200,278,685	$27,190,974	$1,158,942,394

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

Participant loans
Balance, beginning of year	$24,126,558
Purchases, sales, issuances, and settlements (net)	3,064,416

Balance, end of year	$27,190,974

6. Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2008 and 2007, the Plan invested in 3,256,213 and 2,906,322 shares, respectively, of Danaher Corporation common stock as part of the Danaher Stock Fund. During the year ended December 31, 2008, the Plan received $371,728 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

7. Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$1,171,164,299	$1,607,641,330
Loans with no post-default payment activity that are deemed distributions	(611,155)	(630,367)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,127,383)	(1,411,524)

Net assets available for benefits per the Form 5500	$1,162,425,761	$1,605,599,439

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$128,391,015
Loan defaults previously deemed distributed that reached a distributable event	(167,110)
Corrective distributions	(20,766)

Benefits paid to participants per the Form 5500	$128,203,139

Supplemental Schedule

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-19995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*Fidelity Retirement Money Market	Money market	*	*	123,605,646
*Fidelity Managed Income Portfolio II (at FMV)	Common/collective trust	*	*	200,278,685
*Danaher Stock Fund	Unitized stock fund	*	*	185,877,329
American Beacon Funds Small Cap Value Institutional	Mutual fund	*	*	19,261,666
American Funds Growth Fund America R4	Mutual fund	*	*	31,023,691
*Fidelity Diversified International	Mutual fund	*	*	62,197,609
*Fidelity Equity Income	Mutual fund	*	*	62,642,051
*Fidelity Freedom 2010	Mutual fund	*	*	28,688,024
*Fidelity Freedom 2020	Mutual fund	*	*	43,039,319
*Fidelity Freedom 2030	Mutual fund	*	*	24,127,874
*Fidelity Freedom 2040	Mutual fund	*	*	10,839,919
*Fidelity Freedom Income	Mutual fund	*	*	4,979,161
*Fidelity Low-Price Stock	Mutual fund	*	*	44,429,988
*Fidelity Magellan	Mutual fund	*	*	97,938,293
*Fidelity Small Mid-Cap Growth AD	Mutual fund	*	*	27,405,353
Legg Mason Value Trust Institutional	Mutual fund	*	*	4,348,480
PIMCO Total Return Institutional	Mutual fund	*	*	88,730,515
*Spartan US Equity Index	Mutual fund	*	*	32,427,327
Templeton World A	Mutual fund	*	*	39,910,490
*Participant loans	Interest rates range from 4% to 11.5% with maturity at various dates	*	*	$26,579,819

				$1,158,331,239

  * Indicates a party-in-interest to the Plan.

** Historical cost is not required to be presented, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation Benefits Committee, having administrative responsibility for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Date: June 19, 2009	By:	/s/ R. L. King
R. L. King Vice President — Benefits

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm